BYLAWS OF

HOOK HAND RUM

A CALIFORNIA CORPORATION

ARTICLE I
OFFICES

Section 1. Principal Executive or Business Offices. The board of directors will fix the location of the principal executive office of the corporation at any place within or outside the State of California. If the principal executive office is located outside California and the corporation has one or more business offices in California, the board will fix and designate a principal business office in California.

Section 2. Other Offices. Branch or subordinate offices may be established at any time and at any place by the board of directors.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. Place and Conduct of Meetings. Meetings of shareholders will be held at any place within or outside the State of California designated by the board of directors. In the absence of a designation by the board, shareholders' meetings will be held at the corporation's principal executive office. If authorized by the board of directors (in its sole discretion) and subject to the consent requirement in California Corporations Code Section 20(b) and any guidelines and procedures adopted by the board of directors, shareholders not physically present in person or by proxy at a meeting of shareholders may, by electronic transmission by and to the corporation or by electronic video screen communication, participate in a meeting of shareholders, be deemed present in person or by proxy, and vote, whether the meeting is to be held at a designated place or in whole or in part by means of electronic transmission by and to the corporation or by electronic video screen communication.

A meeting of shareholders may be conducted, in whole or in part, by electronic transmission by and to the corporation or by electronic video screen communication if:

(a)   The corporation implements reasonable measures to provide shareholders (in person or by proxy) a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting concurrently with those proceedings; and

(b)   The corporation maintains a record of the vote or action and any shareholder votes or other shareholder action is taken at the meeting by means of electronic transmission to the corporation or electronic video screen communication.

Any request by the corporation to a shareholder under California Corporations Code section

20(b) for consent to conduct a meeting of shareholders by electronic transmission must include a notice that absent consent of the shareholder, the meeting will be held at a physical location.

Section 2. Annual Meeting. The annual meeting of shareholders will be held each year on a date and at a time designated by the board of directors. The date so designated will be within two (2) months after the end of the corporation's fiscal year, and within fifteen (15) months after the last annual meeting. At each annual meeting, directors will be elected and any other proper business within the power of the shareholders may be transacted.

Section 3. Special Meeting. A special meeting of the shareholders may be called at any time by the board of directors, by the chairman of the board, by the President or Vice President, or by one or more shareholders holding shares that in the aggregate are entitled to cast 10 percent or more of the votes at that meeting.

If a special meeting is called by anyone other than the board of directors, the person or persons calling the meeting will make a request in writing, delivered personally or sent by registered mail, or by electronic transmission to the corporation, to the chair of the board or the president, vice president, or secretary, specifying the time and date of the meeting (which is not less than 35 nor more than 60 days after receipt of the request) and the general nature of the business proposed to be transacted. Within 20 days after receipt, the officer receiving the request will cause notice to be given to the shareholders entitled to vote, in accordance with the provisions of sections 4 and 5 of this Article II, stating that a meeting will be held at the time requested by the person(s) calling the meeting, and stating the general nature of the business proposed to be transacted. If notice is not given within 20 days after receipt of the request, the person or persons requesting the meeting may give the notice. Nothing in this paragraph will be construed as limiting, fixing, or affecting the time when a meeting of shareholders called by action of the board may be held.

Section 4. Notice of Shareholders' Meetings. All notices of meetings of shareholders will be sent or otherwise given in accordance with section 5 of this Article II not fewer than 10 nor more than 60 days before the date of the meeting. Shareholders entitled to notice will be determined in accordance with section 11 of this Article II. The notice will specify the place, date, and hour of the meeting, and (i) in the case of a special meeting, the general nature of the business to be transacted, or (ii) in the case of the annual meeting, those matters that the board of directors, at the time of giving the notice, intends to present for action by the shareholders. If directors are to be elected, the notice will include the names of all nominees whom the board intends, at the time of the notice, to present for election.

If the meeting is to be held in whole or in part by electronic transmission, the notice shall state the means of electronic transmission by and to the corporation or electronic video screen communication, if any, by which shareholders may participate in that meeting.

The notice will also state the general nature of any proposed action to be taken at the meeting to approve any of the following matters: (i) a transaction in which a director has a financial interest, within the meaning of California Corporations Code section 310; (ii) an amendment of the articles of incorporation under Corporations Code section 902; (iii) a reorganization under Corporations Code section 1201; (iv) a voluntary dissolution under Corporations Code section 1900; or (v) a distribution in dissolution that requires approval of the outstanding shares under Corporations Code section 2007.

Section 5. Manner of Giving Notice; Affidavit of Notice. Notice of any shareholders' meeting will be given either personally or by first-class mail or other written communication (including electronic transmission by the corporation), charges prepaid, addressed to the shareholder at the physical or electronic address appearing on the corporation's books or given by the shareholder to the corporation for purposes of notice. If no address appears on the corporation's books or has been given as specified above, notice will be either (1) sent by first-class mail addressed to the shareholder at the corporation's principal executive office, or (2) published at least once in a newspaper of general circulation in the county where the corporation's principal executive office is located. Notice is deemed to have been given at the time when delivered personally or deposited in the mall or sent by other means of written communication.

If any notice or report mailed to a shareholder at the address appearing on the corporation's books is returned marked to indicate that the United States Postal Service is unable to deliver the document to the shareholder at that address, all future notices or reports will be deemed to have been duly given without further mailing if the corporation holds the document available for the shareholder on written demand at the corporation's principal executive office for a period of one year after the date the notice or report was given to all other shareholders.

Notice shall not be given by electronic transmission by the corporation after either of the following: (1) The corporation is unable to deliver two consecutive notices to the shareholder by that means, or (2) the inability to so deliver such notices to the shareholder becomes known to the secretary, any assistant secretary, the transfer agent, or other person responsible for the giving of the notice.

An affidavit of the mailing, or other authorized means of transmitting, of any notice of shareholders' meeting, report, or other document sent to shareholders, may be executed by the corporation's secretary, assistant secretary, or transfer agent and, if executed, will be filed and maintained in the minute book of the corporation.

Section 6. Quorum. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of the shareholders will constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave fewer than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum, unless the General Corporation Law requires the vote of a greater number of shareholders or a vote by classes.

Section 7. Adjourned Meeting; Notice. Any shareholders' meeting, annual or special, whether a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at that meeting, except as provided in section 6 of this Article II**.**

When any meeting of shareholders, either annual or special, is adjourned to another time or place, notice of the adjourned meeting need not be given if the time and place (or the means of electronic transmission by and to the corporation or electronic video screen communication, if any, by which shareholders may participate) are announced at the meeting at which the adjournment is taken, unless a new record date for the adjourned meeting is fixed, or unless the adjournment is for more than

45 days after the date set for the original meeting, in which case the board of directors will set a new record date. Notice of any such adjourned meeting, if required, will be given to each shareholder of record entitled to vote at the adjourned meeting, in accordance with Sections 4 and 5 of this Article II. At any adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting.

Section 8. Voting. The shareholders entitled to vote at any meeting of shareholders will be determined in accordance with Article II of this Agreement, subject to the provisions of the California Corporations Code Sections 702-704 relating to voting shares held by a fiduciary, in the name of a corporation, or in joint ownership. The shareholders' vote may be by voice vote or by ballot, provided, however, that any election for directors must be by ballot if demanded by any shareholder before the voting has begun. On any matter other than the election of directors, any shareholder may vote part of the shares the shareholder is to vote in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares that the shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares that the shareholder is entitled to vote. If a quorum is present (or if a quorum has been present earlier at the meeting but some shareholders have withdrawn), the affirmative vote of a majority of the shares represented and voting, provided such shares voting affirmatively also comprise a majority of the number of shares required for a quorum, will constitute an act of the shareholders unless the vote of a greater number or a vote by classes is required by law or by the articles of incorporation.

At a shareholders' meeting at which directors are to be elected, no shareholder will be entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which that shareholder normally would be entitled to cast), unless the candidates' names have been placed in nomination before commencement of the voting and a shareholder has given notice at the meeting, before the voting has begun, of the shareholder's intention to cumulate votes. If any shareholder has given such a notice, then all shareholders entitled to vote may cumulate their votes for candidates in nomination. Thus, each such shareholder may give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are normally entitled or may distribute the shareholder's votes on the same principle among any or all the candidates. The candidates receiving the highest number of votes, up to the number of positions to be filled, will be elected.

Section 9. Waiver of Notice or Consent by Absent Shareholders. The transactions of any meeting of shareholders, either annual or special, however called and noticed and wherever held, will be as valid as though they were had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if each person entitled to vote who was not present in person or by proxy, either before or after the meeting, signs a written waiver of notice or a consent to holding the meeting or an approval of the minutes of the meeting. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any annual or special meeting of the shareholders, except that, if action is taken or proposed to be taken for approval of any of those matters specified in the California Corporations Code section 601(f), i.e.; (i) a transaction in which a director has a financial interest, within the meaning of Corporations Code section 310; (ii) an amendment of the articles of incorporation under Corporations Code section 902; (iii) a reorganization under Corporations Code section 1201; (iv) a voluntary dissolution under Corporations Code section 1900; or (v) a distribution in dissolution that requires approval of the outstanding shares under Corporations Code section 2007.

The waiver of notice or consent is required to state the general nature of the action or proposed action. All waivers, consents, and approvals will be filed with the corporate records or made a part of the minutes of the meeting.

A shareholder's attendance at a meeting also constitutes a waiver of notice of that meeting, unless the shareholder at the beginning of the meeting objects to the transaction of any business on the ground that the meeting was not lawfully called or convened. In addition, attendance at a meeting does not constitute a waiver of any right to object to consideration of matters required by law to be included in the notice of the meeting which were not so included, if that objection is expressly made at the meeting.

Section 10. Shareholder Action by Written Consent Without a Meeting. Any action that could be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted.

Directors may be elected by written consent of the shareholders without a meeting only if the written consents of all outstanding shares entitled to vote are obtained, except that vacancies on the board (other than vacancies created by removal) not filled by the board may be filled by the written consent of the holders of a majority of the outstanding shares entitled to vote.

All consents will be filed with the secretary of the corporation and will be maintained in the corporate records. Any shareholder or other authorized person who has given a written consent may revoke it by a writing received by the secretary of the corporation before written consents of the number of shares required to authorize the proposed action have been filed with the secretary.

Unless the consents of all shareholders entitled to vote have been solicited in writing, prompt notice will be given of any corporate action approved by shareholders without a meeting by less than unanimous consent, to those shareholders entitled to vote who have not consented in writing. As to approvals required by California Corporations Code section 310 (transactions in which a director has a financial interest), section 317 (indemnification of corporate agents), section 1201 (corporate reorganization), or section 2007 (certain distributions on dissolution), notice of the approval will be given at least ten days before the consummation of any action authorized by the approval. Notice will be given in the manner specified in section 5 of this Article II.

Section 11. Record Date For Shareholder Notice of Meeting, Voting, and Giving Consents.

(a)   For purposes of determining the shareholders entitled to receive notice of and vote at a shareholders' meeting or give written consent to corporate action without a meeting, the board may fix in advance a record date that is not more than 60 nor less than 10 days before the date of a shareholders' meeting, or not more than 60 days before any other action.

(b)   If no record date is fixed:

(i)   The record date for determining shareholders entitled to receive notice of and vote at a shareholders' meeting will be the business day next preceding the day on which notice is given, or, if notice is waived as provided in section 9 of this Article II, the business day next preceding the day on which the meeting is held.

(ii)   The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, if no prior action has been taken by the board, will be the day on which the first written consent is given.

(iii) The record date for determining shareholders for any other purpose will be as set forth in section 1 of Article VIII of these bylaws.

(c)   A determination of shareholders of record entitled to receive notice of and vote at a shareholders' meeting will apply to any adjournment of the meeting unless the board fixes a new record date for the adjourned meeting. However, the board will fix a new record date if the adjournment is to a date more than 45 days after the date set for the original meeting.

(d)   Only shareholders of record on the corporation's books at the close of business on the record date will be entitled to any of the notice and voting rights listed in subsection (a) of this section, notwithstanding any transfer of shares on the corporation's books after the record date, except as otherwise required by law.

Section 12. Proxies. Every person entitled to vote for directors or on any other matter will have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the secretary of the corporation. A proxy will be deemed signed if the shareholder's name is placed on the proxy (whether by manual signature, electronic signature, or otherwise) by the shareholder or the shareholder's attorney in fact. A validly executed proxy that does not state that it is irrevocable will continue in full force and effect unless: (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the corporation stating that the proxy is revoked, or by attendance at the meeting and voting in person by the person executing the proxy or by a subsequent proxy executed by the same person and presented at the meeting; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy will be valid after the expiration of 11 months from the date of the proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable will be governed by the provisions of the California Corporations Code sections 705(e) and 705(f).

Section 13. Inspectors of Election. Before any meeting of shareholders, the board of directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the chair of the meeting may, and on the request of any shareholder or a shareholder's proxy will, appoint inspectors of election at the meeting. The number of inspectors will be either one or three. If inspectors are appointed at a meeting on the request of one or more shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting will determine whether one or three inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the chair of the meeting may, and upon the request of any shareholder or a shareholder's proxy will, appoint a person to fill that vacancy.

These inspectors will: (a) determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies; (b) receive votes, ballots, or consents; (c) hear and determine all challenges and questions in any way arising in connection with the right to vote; (d) count and tabulate all votes or consents; (e) determine when the polls will close; (f) determine the result; and (g) do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

ARTICLE III
DIRECTORS

Section 1. Powers. Subject to the provisions of the California General Corporation Law and any limitations in the articles of incorporation and these bylaws relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the corporation will be managed, and all corporate powers will be exercised by or under the direction of the board of directors.

Without prejudice to these general powers, and subject to the same limitations, the board of directors will have the power to:

(a)   Select and remove all officers, agents, and employees of the corporation; prescribe any powers and duties for them that are consistent with law, with the articles of incorporation, and with these bylaws; fix their compensation; and require from them security for faithful service.

(b)   Change the principal executive office or the principal business office in the State of California from one location to another; cause the corporation to be qualified to do business in any other state, territory, dependency, or country and conduct business within or outside the State of California; and designate any place within or outside the State of California for holding any shareholders' meeting or meetings, including annual meetings.

(c)   Adopt, make, and use a corporate seal; prescribe the forms of certificates of stock; and alter the form of the seal and certificates.

(d)   Authorize the issuance of shares of stock of the corporation on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities canceled, or tangible or intangible property actually received.

(e)   Borrow money and incur indebtedness on behalf of the corporation, and cause to be executed and delivered for the corporation's purposes, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, and other evidences of debt and securities.

Section 2. Number of Directors. The authorized number of directors will be five (5) until changed by a duly adopted amendment to the articles of incorporation or by amendment to this bylaw adopted by the vote or written consent of a majority of the outstanding shares entitled to vote.

Section 3. Election and Term of Office of Directors. Directors will be elected at each annual meeting of the shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, will hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

No reduction of the authorized number of directors will have the effect of removing any director before that director's term of office expires.

Section 4. Vacancies. A vacancy in the board of directors will be deemed to exist: (1) if a director dies, resigns, or is removed by the shareholders or an appropriate court, as provided in the California Corporations Code section 303 or section 304; (2) if the board of directors declares vacant the office of a director who has been convicted of a felony or declared of unsound mind by an order of court; (3) if the authorized number of directors is increased; or (4) if at any shareholders' meeting at which one or more directors are elected the shareholders fail to elect the full authorized number of directors to be voted for at that meeting.

Any director may resign effective on giving written notice to the chair of the board, the president, the secretary, or the board of directors, unless the notice specifies a later effective date. If the resignation is effective at a future time, the board may elect a successor to take office when the resignation becomes effective.

Except for a vacancy caused by the removal of a director, vacancies on the board may be filled by approval of the board or, if the number of directors then in office is less than a quorum, by: (1) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with Corporations Code section 307; or (2) a sole remaining director.

A vacancy on the board caused by the removal of a director may be filled only by the shareholders, except that a vacancy created when the board declares the office of a director vacant as provided in clause (2) of the first paragraph of this section of the bylaws may be filled by the board of directors.

The shareholders may elect a director at any time to fill a vacancy not filled by the board of directors. The term of office of a director elected to fill a vacancy will run until the next annual meeting of the shareholders, and such a director will hold office until a successor is elected and qualified.

Section 5. Place of Meetings; Meetings by Electronic Communications. Regular meetings of the board of directors may be held at any place within or outside the State of California that has been designated from time to time by resolution of the board of directors. In the absence of such a designation, regular meetings shall be held at the principal executive office of the corporation. Any regular meeting of the board of directors may nonetheless be held at any place consented to in writing by all members of the board of directors, whether before or after the meeting. If consents are given, they shall be filed with the minutes of the meeting. Special meetings of the board of directors will be held at any place within or outside the State of California that has been designated in the notice of the meeting or, if not stated in the notice or there is no notice, at the principal executive office of the corporation.

Any special meeting of the board of directors may nonetheless be held at any place consented to in writing by all members of the board of directors, whether before or after the meeting. If consents are given, they shall be filed with the minutes of the meeting. Members of the board of directors may participate in a meeting through the use of conference telephone, electronic video screen communication, or electronic transmission by and to the corporation. Participation in a meeting through the use of conference telephone or electronic video screen communication constitutes presence in person at that meeting so long as all members participating in the meeting are able to hear one another. Participation in a meeting through the use of electronic transmission by and to the corporation (other than conference telephone and electronic video screen communication) constitutes presence in person at that meeting if each member participating in the meeting can communicate with all of the other members concurrently and each member is provided the means of participating in all matters before the board of directors, including, without limitation, the capacity to propose, or to interpose an objection to, a specific action to be taken by the corporation, and the corporation adopts and implements some means of verifying that: (i) each person participating in the meeting is a director or other person entitled to participate in the meeting; and, (ii) all actions of, or votes by, the board are taken or cast only by directors and not by persons who are not members of the board of directors.

Section 6. Annual Directors' Meeting. Immediately after each annual shareholders' meeting, the board of directors will hold a regular meeting at the same place, or at any other place that has been designated by the board of directors, to consider matters of organization, election of officers, and other business as desired. Notice of this meeting will not be required unless some place other than the place of the annual shareholders' meeting has been designated.

Section 7. Other Regular Meetings. Other regular meetings of the board of directors will be held without call at times to be fixed by the board of directors from time to time. Such regular meetings may be held without notice.

Section 8. Special Meetings. Special meetings of the board of directors may be called for any purpose or purposes at any time by the chairman of the board, the president, any vice president, the secretary, or any two directors.

Special meetings will be held on 4 days' notice by mail or 48 hours' notice delivered personally or by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, electronic mail, or other electronic means. Oral notice given personally or by telephone, or written notice given by electronic mail or facsimile, may be transmitted either to the director or to a person at the director's office who can reasonably be expected to communicate it promptly to the director. Written notice, if used, will be addressed to each director at the address shown on the corporation's records. The notice need not specify the purpose of the meeting, nor need it specify the place if the meeting is to be held at the principal executive office of the corporation.

Section 9. Quorum. A majority of the authorized number of directors will constitute a quorum for the transaction of business, except to adjourn as provided in section 11 of this Article III. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present will be regarded as the act of the board of directors, subject to the provisions of Corporations Code section 310 (concerning approval of contracts or transactions in which a director has a direct or indirect material financial interest), section 311 (concerning appointment of committees), and section 317(e) (concerning indemnification of directors). A meeting at which a quorum is initially present may continue to transact business, despite a withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

Even though a quorum is initially present, if the number of directors present at a meeting is reduced to less than a quorum by withdrawal of directors, no further business except adjournment from time to time may be transacted at the meeting until a quorum is present.

Section 10. Waiver of Notice. Notice of a meeting, although otherwise required, need not be given to any director who: (1) either before or after the meeting signs a waiver of notice or a consent to holding the meeting without being given notice; (2) signs an approval of the minutes of the meeting; or (3) attends the meeting without protesting the lack of notice before or at the beginning of the meeting. Waivers of notice or consents need not specify the purpose of the meeting. All waivers, consents, and approvals of the minutes will be filed with the corporate records or made a part of the minutes of the meeting.

Section 11. Adjournment to Another Time or Place. Whether or not a quorum is present, a majority of the directors present may adjourn any meeting to another time or place.

Section 12. Notice of Adjourned Meeting. Notice of the time and place of resuming a meeting that has been adjourned need not be given unless the adjournment is for more than 24 hours, in which case notice will be given, before the time set for resuming the adjourned meeting, to the directors who were not present at the time of the adjournment. Notice need not be given in any case to directors who were present at the time of adjournment.

Section 13. Action Without a Meeting. Any action required or permitted to be taken by the board of directors may be taken without a meeting, if all members of the board of directors individually or collectively consent in writing to that action. The phrase "all members of the board of directors" shall include an "interested director" as described in Corporations Code section 310(a) or a "common director" as described in Corporations Code section 310(b) who abstains in writing from providing consent; where: (1) the disclosures required by section 310 have been made to the noninterested or noncommon directors, as applicable, before their execution of the written consent or consents; (2) the specified disclosures are conspicuously included in the written consent or consents executed by the noninterested or noncommon directors; and (3) the noninterested or noncommon directors, as applicable, approve the action by a vote that is sufficient without counting the votes of the interested or common directors. Any action by written consent will have the same force and effect as a unanimous vote of the board of directors. All written consents will be filed with the minutes of the proceedings of the board of directors.

Section 14. Fees and Compensation of Directors. Directors and members of committees of the board may be compensated for their services, and will be reimbursed for expenses, as fixed or determined by resolution of the board of directors. This section will not be construed to preclude any director from serving the corporation in any other capacity, as an officer, agent, employee, or otherwise, or from receiving compensation for those services.

ARTICLE IV
COMMITTEES

Section 1. Committees of the Board. The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors. The board may designate one or more directors as alternate members of any committee, to replace any absent member at a committee meeting. The appointment of committee members or alternate members requires the vote of a majority of the authorized number of directors. A committee may be granted any or all the powers and authority of the board, to the extent provided in the resolution of the board of directors establishing the committee, except with respect to:

(a)   Approving any action for which the California Corporations Code also requires the approval of the shareholders or of the outstanding shares;

(b)   Filling vacancies on the board of directors or any committee of the board;

(c)   Fixing directors' compensation for serving on the board or a committee of the board;

(d)   Adopting, amending, or repealing bylaws;

(e)   Amending or repealing any resolution of the board of directors that by its express terms is not so amendable or repealable;

(f)   Making distributions to shareholders, except at a rate or in a periodic amount or within a price range determined by the board of directors; or

(g)   Appointing other committees of the board or their members.

Section 2. Meetings and Action of Committees. Meetings and action of committees will be governed by, and held and taken in accordance with, bylaw provisions applicable to meetings and actions of the board of directors, as provided in section 5 and sections 7 through 13 of Article III of these bylaws, in regard to the following matters: place of meetings, section 5; regular meetings, section 7; special meetings and notice, section 8; quorum, section 9; waiver of notice, section 10; adjournment, section 11; notice of adjournment, section 12; and action without meeting, section 13, with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members, except that; (1) the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee; (2) special meetings of committees may also be called by resolution of the board of directors; and (3) notice of special meetings of committees will also be given to all alternative members who will have the right to attend all meetings of the committee. The board of directors may adopt rules for the governance of any committee not inconsistent with these bylaws.

ARTICLE V
OFFICERS

Section 1. Officers. The officers of the corporation will be a president, a secretary, and a chief financial officer. The corporation may also have, at the discretion of the board of directors, a chair of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with section 3 of this Article V. Any number of offices may be held by the same person.

Section 2. Appointment of Officers. The officers of the corporation, except for subordinate officers appointed in accordance with section 3 of this Article V, will be appointed annually by the board of directors, and will serve at the pleasure of the board of directors.

Section 3. Subordinate Officers. The board of directors may appoint, and may empower the president to appoint, other officers as required by the business of the corporation, whose duties will be as provided in the bylaws, or as determined from time to time by the board of directors or the president.

Section 4. Removal and Resignation of Officers. Any officer chosen by the board of directors may be removed at any time, with or without cause or notice, by the board of directors. Subordinate officers appointed by persons other than the board under section 3 of this Article V may be removed at any time, with or without cause or notice, by the board of directors or by the officer by whom appointed. Officers may be employed for a specified term under a contract of employment if authorized by the board of directors; such officers may be removed from office at any time under this section, and will have no claim against the corporation or individual officers or board members because of the removal except any right to monetary compensation to which the officer may be entitled under the contract of employment. Any officer may resign at any time by giving written notice to the corporation. Resignations will take effect on the date of receipt of the notice, unless a later time is specified in the notice. Unless otherwise specified in the notice, acceptance of the resignation is not necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation to monetary damages under any contract of employment to which the officer is a party.

Section 5. Vacancies in Offices. A vacancy in any office resulting from an officer's death, resignation, removal, or disqualification, or from any other cause, will be filled in the manner prescribed in these bylaws for regular election or appointment to that office.

Section 6. Chairman of the Board. The board of directors may elect a chair, who will preside, if present, at board meetings and will exercise and perform such other powers and duties as may be assigned from time to time by the board of directors. If there is no president, the chairman of the board will in addition be the chief executive officer of the corporation, and will have the powers and duties as set forth in section 7 of this Article V.

Section 7. President. Except to the extent that the bylaws or the board of directors assign specific powers and duties to the chair of the board (if any), the president will be the corporation's general manager and chief executive officer and, subject to the control of the board of directors, will have general supervision, direction, and control over the corporation's business and its officers. The managerial powers and duties of the president will include, but are not limited to, all the general powers and duties of management usually vested in the office of president of a corporation, and the president will have other powers and duties as prescribed by the board of directors or the bylaws. The president will preside at all meetings of the shareholders and, in the absence of the chairman of the board or if there is no chairman of the board, will also preside at meetings of the board of directors.

Section 8. Vice Presidents. If desired, one or more vice presidents may be chosen by the board of directors in accordance with the provisions for electing officers set forth in section 2 of this Article V. In the absence or disability of the president, the president's duties and responsibilities will be carried out by the highest ranking available vice president if vice presidents are ranked or, if not, by a vice president designated by the board of directors. When so acting, a vice president will have all the powers of and be subject to all the restrictions on the president. Vice presidents of the corporation will have such other powers and perform such other duties as prescribed from time to time by the board of directors, the bylaws, or the president (or chairman of the board if there is no president).

Section 9. Secretary.

(a)   Minutes. The secretary will keep, or cause to be kept, minutes of all the shareholders' meetings and of all other board meetings. If the secretary is unable to be present, the secretary or the presiding officer of the meeting will designate another person to take the minutes of the meeting. The secretary will keep, or cause to be kept, at the principal executive office or such other place as designated by the board of directors, a book of minutes of all meetings and actions of the shareholders, of the board of directors, and of committees of the board. The minutes of each meeting will state the time and place the meeting was held; whether it was regular or special; if special, how it was called or authorized; the names of directors present at board or committee meetings; the number of shares present or represented at shareholders' meetings; an accurate account of the proceedings; and when it was adjourned.

(b)   Record of Shareholders. The secretary will keep, or cause to be kept, at the principal executive office or at the office of the transfer agent or registrar, a record or duplicate record of shareholders. This record will show the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of share certificates issued to each shareholder, and the number and date of cancellation of any certificates surrendered for cancellation.

(c)   Notice of Meetings. The secretary will give notice, or cause notice to be given, of all shareholders' meetings, board meetings, and meetings of committees of the board for which notice is required by statute or by the bylaws. If the secretary or other person authorized by the secretary to give notice fails to act, notice of any meeting may be given by any other officer of the corporation.

(d)   Other Duties. The secretary will keep the seal of the corporation, if any, in safe custody. The secretary will have such other powers and perform other duties as prescribed by the board of directors or by the bylaws.

Section 10. Chief Financial Officer. The chief financial officer will keep, or cause to be kept, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account will at all reasonable times be open to inspection by any director.

The chief financial officer will: (1) deposit corporate funds and other valuables in the corporation's name and to its credit with depositaries designated by the board of directors; (2) make disbursements of corporate funds as authorized by the board; (3) render a statement of the corporation's financial condition and an account of all transactions conducted as chief financial officer whenever requested by the president or the board of directors; and (4) have other powers and perform other duties as prescribed by the board of directors or the bylaws.

Unless the board of directors has elected a separate treasurer, the chief financial officer will be deemed to be the treasurer for purposes of giving any reports or executing any certificates or other documents.


ARTICLE VI
INDEMNIFICATION OF DIRECTORS,
OFFICERS, EMPLOYEES, AND OTHER AGENTS


The corporation will, to the maximum extent permitted by the California General Corporation Law, have power to indemnify each of its agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation, and will have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law. For purposes of this Article, an "agent" of the corporation includes any person who is or was a director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a corporation that was a predecessor corporation of the corporation or of another enterprise serving at the request of such predecessor corporation.


ARTICLE VII
RECORDS AND REPORTS


Section 1. Maintenance of Shareholder Record and Inspection by Shareholders. The corporation will keep at its principal executive office or at the office of its transfer agent or registrar, as determined by resolution of the board of directors, a record of the names and addresses of all shareholders and the number and class of shares held by each shareholder.

A shareholder or shareholders holding at least 5 percent in the aggregate of the outstanding voting shares of the corporation have the right to do either or both of the following: (a) inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours, on five days' prior written demand on the corporation, or (b) obtain from the corporation's transfer agent, on written demand and tender of the transfer agent's usual charges for this service, a list of the names and addresses of shareholders who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which a list has been compiled or as of a specified date later than the date of demand. This list will be made available within 5 days after: (i) the date of demand, or (ii) the specified later date as of which the list is to be compiled. The record of shareholders will also be open to inspection on the written demand of any shareholder or holder of a voting trust certificate, at any time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or holder of a voting trust certificate. Any inspection and copying under this section may be made in person or by an agent or attorney of the shareholder or holder of a voting trust certificate making the demand.

Section 2. Maintenance and Inspection of Bylaws. The corporation will keep at its principal executive office, or if its principal executive office is not in the State of California, at its principal business office in this state, the original or a copy of the bylaws as amended to date, which will be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside the State of California and the corporation has no principal business office in this state, the secretary will, on the written request of any shareholder, furnish to that shareholder a copy of the bylaws as amended to date.

Section 3. Maintenance and Inspection of Minutes and Accounting Records. The minutes of proceedings of the shareholders, board of directors, and committees of the board, and the accounting books and records, will be kept at the principal executive office of the corporation, or at such other place or places as designated by the board of directors. The minutes and the accounting books and records will be kept either in written form or in a form capable of being converted into written form. The minutes and accounting books and records will be open to inspection on the written demand of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or holder of a voting trust certificate. The inspection may be made in person or by an agent or attorney, and will include the right to copy and make extracts. These rights of inspection will extend to the records of each subsidiary of the corporation.

Section 4. Inspection by Directors. Every director will have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the corporation and each of its subsidiary corporations. This inspection by a director may be made in person or by an agent or attorney, and the right of inspection includes the right to copy and make extracts of documents.

Section 5. Annual Report to Shareholders. The board of directors will cause an annual report to be sent to the shareholders not later than 120 days after the close of the fiscal year adopted by the corporation. This report will be sent at least 15 days (if third-class mail is used, 35 days) before the annual meeting of shareholders to be held during the next fiscal year and in the manner specified for giving notice to shareholders in section 5 of Article II of these bylaws. The annual report will contain a balance sheet as of the end of the fiscal year and an income statement and a statement of cash flows for the fiscal year that are (1) prepared in accordance with generally accepted accounting principles applied on a consistent basis and (2) accompanied by any report of independent accountants, or, if there is no such report, the certificate of an authorized officer of the corporation that the statements were prepared without audit from the corporation's books and records.

Section 6. Financial Statements. The corporation will keep a copy of each annual financial statement, quarterly or other periodic income statement, and accompanying balance sheets prepared by the corporation on file in the corporation's principal executive office for 12 months; these documents will be exhibited at all reasonable times, or copies provided, to any shareholder on demand.

If no annual report for the last fiscal year has been sent to shareholders, on written request of any shareholder made more than 120 days after the close of the fiscal year the corporation will deliver or mail to the shareholder, within 30 days after receipt of the request, a balance sheet as of the end of that fiscal year and an income statement and statement of cash flows for that fiscal year. A shareholder or shareholders holding 5 percent or more of the outstanding shares of any class of stock of the corporation may request in writing an income statement for the most recent 3-month, 6-month, or 9-month period (ending more than 30 days before the date of the request) of the current fiscal year, and a balance sheet of the corporation as of the end of that period. If such documents are not already prepared, the chief financial officer will cause them to be prepared and will deliver the documents personally or mail them to the requesting shareholders within 30 days after receipt of the request. A balance sheet, income statement, and statement of cash flows for the last fiscal year will also be included, unless the corporation has sent the shareholders an annual report for the last fiscal year. Quarterly income statements and balance sheets referred to in this section will be accompanied by the report, if any, of independent accountants engaged by the corporation or the certificate of an authorized corporate officer stating that the financial statements were prepared from the corporation's books and records without audit.

Section 7. Annual Statement of General Information.

(a)   The corporation shall file a statement with the Secretary of State on the prescribed form, setting forth the authorized number of directors; the names and complete business or residence addresses of all incumbent directors; the names and complete business or residence addresses of the chief executive officer, the secretary, and the chief financial officer; the street address of the corporation's principal executive office or principal business office in this state; a statement of the general type of business constituting the principal business activity of the corporation; and a designation of the agent of the corporation for the purpose of service of process, all in compliance with California Corporations Code section1502.

(b)   Despite the provisions of paragraph (a) of this section, if there has been no change in the information in the corporation's last statement on file with the Secretary of State's office, the corporation may, in lieu of filing the statement described in paragraph (a) of this section, advise the Secretary of State, on the appropriate form, that no changes in the required information have occurred during the applicable period.

ARTICLE VIII
GENERAL CORPORATE MATTERS

Section 1. Record Date for Purposes Other Than Notice and Voting. For purposes of determining the shareholders entitled to receive payment of dividends or other distributions or allotment of rights, or entitled to exercise any rights in respect of any other lawful action (other than voting at and receiving notice of shareholders' meetings and giving written consent of the shareholders without a meeting), the board of directors may fix in advance a record date, which will be not more than 60 nor less than 10 days before the date of the dividend payment, distribution, allotment, or other action. If a record date is so fixed, only shareholders of record at the close of business on that date will be entitled to receive the dividend, distribution, or allotment of rights, or to exercise the other rights despite any transfer of shares on the corporation's books after the record date, except as otherwise provided by statute.

If the board of directors does not so fix a record date in advance, the record date will be at the close of business on the later of: (1) the day on which the board of directors adopts the applicable resolution; or (2) the 60th day before the date of the dividend payment, distribution, allotment of rights, or other action.

Section 2. Authorized Signatories for Checks. All checks, drafts, other orders for payment of money, notes, or other evidences of indebtedness issued in the name of or payable to the corporation will be signed or endorsed by the person or persons in the manner authorized from time to time by resolution of the board of directors.

Section 3. Executing Corporate Contracts and Instruments. Except as otherwise provided in the articles or in these bylaws, the board of directors by resolution may authorize any officer, officers, agent, or agents to enter into any contract or to execute any instrument in the name of and on behalf of the corporation. This authority may be general, or it may be confined to one or more specific matters. No officer, agent, employee, or other person purporting to act on behalf of the corporation will have any power or authority to bind the corporation in any way, to pledge the corporation's credit, or to render the corporation liable for any purpose or in any amount, unless that person was acting with authority granted by the board of directors as provided in these bylaws, or unless an unauthorized act was later ratified by the corporation.

Section 4. Certificates for Shares. A certificate or certificates for shares of the capital stock of the corporation will be issued to each shareholder when any of the shares are fully paid. In addition to certificates for fully paid shares, the board of directors may authorize the issuance of certificates for shares that are partly paid and subject to call for the remainder of the purchase price, provided that the certificates representing partly paid shares will state the total amount of the consideration to be paid for the shares and the amount actually paid. All certificates will certify the number of shares and the class or series of shares represented by the certificate. All certificates will be signed in the name of the corporation by: (1) either the chair of the board of directors, the vice chair of the board of directors, the president, or any vice president; and (2) either the chief financial officer, any assistant treasurer, the secretary, or any assistant secretary.

Any of the signatures on the certificate may be facsimile. If any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate will have ceased to be that officer, transfer agent, or registrar before that certificate is issued, the certificate may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

Section 5. Lost Certificates. Except as provided in this section 5, no new certificates for shares will be issued to replace old certificates unless the old certificate is surrendered to the corporation for cancellation at the same time. If share certificates or certificates for any other security have been lost, stolen, or destroyed, the board of directors may authorize the issuance of replacement certificates on terms and conditions as required by the board, which may include a requirement that the owner give the corporation a bond (or other adequate security) sufficient to indemnify the corporation against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft, or destruction of the old certificate or the issuance of the replacement certificate.

Section 6. Shares of Other Corporations: How Voted. Shares of other corporations standing in the name of this corporation will be voted by one of the following persons, listed in order of preference: (1) chair of the board, or person designated by the chair of the board; (2) president, or person designated by the president; (3) first vice president, or person designated by the first vice president; (4) other person designated by the board of directors. The authority to vote shares granted by this section includes the authority to execute a proxy in the name of the corporation for purposes of voting the shares.

Section 7. Reimbursement of Corporation if Payment Not Tax Deductible. If all or part of the compensation, including expenses, paid by the corporation to a director, officer, employee, or agent is finally determined not to be allowable to the corporation as a federal or state income tax deduction, the director, officer, employee, or agent to whom the payment was made will repay to the corporation the amount disallowed. The board of directors will enforce repayment of each such amount disallowed by the taxing authorities.

Section 8. Construction and Definitions.

(a)   Unless the context requires otherwise, the general provisions, rules of construction, and definitions in California Corporations Code Sections 1-195 govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

(b)   Unless otherwise provided in these bylaws, and subject to any guidelines and procedures that the board may adopt from time to time, the terms "written" and "in writing" as used in these bylaws include any form of recorded message in the English language capable of comprehension by ordinary visual means and may include electronic transmissions such as facsimile or e-mail provided that: (i) for electronic transmissions from this corporation, this corporation has obtained an unrevoked written consent from the recipient to the use of those means of communication; (ii) for electronic transmissions to this corporation, this corporation has in effect reasonable measures to verify that the sender is the individual purporting to have sent the transmission; and (iii) the transmission creates a record that can be retained, retrieved, reviewed, and rendered into clearly legible tangible form.

ARTICLE IX
AMENDMENTS

Section 1. Amendment by Board of Directors or Shareholders. Except as otherwise required by law or by the articles of incorporation, these bylaws may be amended or repealed, and new bylaws may be adopted, by the board of directors or by the holders of a majority of the outstanding shares entitled to vote.

CERTIFICATION OF THE ADOPTION OF THE BYLAWS
The undersigned, Secretary of the Corporation, hereby certifies that the foregoing is a true and correct copy of the Bylaws of the Corporation adopted as of October 31, 2018 by the Board of Directors of the Corporation.

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Scott Olson, Secretary